UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of April 2020

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Federal Taxpayers’ Registry (CNPJ/ME) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

NOTICE TO SHAREHOLDERS

Ordinary and Extraordinary General Meeting to be held on April 30, 2020

Remote follow-up by Shareholders

Oi S.A. – In Judicial Reorganization (“Oi” or “Company”), in addition to the Notice to Shareholders dated April 17, 2020, hereby informs the procedures for its shareholders so wishing to remotely follow the Ordinary and Extraordinary General Meeting, to be held on April 30, 2020, at 11:00 am (the “AGOE”).

The shareholders that wish to remotely follow the AGOE must request the Company such access, at least 24 hours before the AGOE is held (that is, before 11:00 am – Brasília time – on April 29, 2020), by email with the subject “AGOE - remote access” to the email address invest@oi.net.br, stating the full name and individual taxpayers’ register (CPF) of the person who will remotely follow the AGOE (shareholder, attorney-in-fact or legal representative). In order for the request to be granted, the email must also be accompanied by the documents provided for in the Manual for Shareholders’ Participation at the AGOE, disclosed on March 31, 2020, in pdf format. As already disclosed in the Notice to Shareholders dated April 17, 2020, formalities for signature certification, authentication, apostille and sworn translation of the above-mentioned documentation will exceptionally not be required.

The Company will confirm receipt of the above-mentioned documents and will send via email to those shareholders who have submitted their requests, within the timeframe and conditions above, the relevant instructions to remotely follow the AGOE.

Remote follow-up of the AGOE is intended exclusively for Oi shareholders or their legal representatives. The access to be provided by the Company is non-transferable and shall not be assigned, forwarded or disclosed to any third party, whether shareholder or not. Shareholders or their legal representatives who receive access are also not allowed to record or reproduce, in whole or in part, the content or any information transmitted during the AGOE.

Pursuant to article 21–C of CVM Instruction No. 481, as amended by CVM Instruction No. 622 dated April 17, 2020, and bearing in mind that the AGOE will be carried out solely on-site, it will not be possible to receive manifestations through the remote follow-up system.

The shareholders who remotely follow the AGOE will not be counted as present at the AGOE, unless they have exercised their vote via the Distance Voting Bulletin.

Rio de Janeiro, April 27, 2020.

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2020

OI S.A. – In Judicial Reorganization

By:  /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer